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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Supports Brazil’s Request for Consultations with Canada at the World Trade Organization

São Paulo, Brazil, February 8, 2017 – With Embraer’s support, Brazil formally requested consultations with the Canadian Government at the World Trade Organization (WTO) today, in Geneva, regarding subsidies benefiting Bombardier’s C-Series aircraft program.

Brazil’s request for consultations highlights the wide range and massive scale of subsidies provided to Bombardier, amounting to over USD 4 billion in support, from the Canadian national, provincial, and local governments.  In 2016 alone, over USD 2.5 billion was provided to the Canadian aircraft manufacturer.

“The subsidies that the Canadian company has already obtained and continues receiving from the Canadian government have not only been fundamental in the development and survival of the C-Series program, but have also allowed Bombardier to offer its aircraft at artificially low prices,” said Paulo Cesar Silva, Embraer's CEO. “It is essential to restore a level playing field to the commercial aircraft market and ensure that competition is between companies, not governments.”

In December 2016, the Council of Ministers of the Brazilian Foreign Trade Chamber (CAMEX) had authorized the opening of dispute settlement proceedings against Canada. The request for consultations is the first stage of this proceeding and will allow access to additional information regarding the support given to Bombardier. The Brazilian Government’s understanding, shared by Embraer, is that the Canadian Government’s subsidies to Bombardier violate Canada’s WTO obligations.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer